[Jones Day Letterhead]

September 4, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4631

Washington, D.C. 20549

Attn: Pamela A. Long

Re:	Louisiana-Pacific Corporation
Form S-3 filed August 5, 2009
File No. 333-161050

Dear Ms. Long:

On behalf of Louisiana-Pacific Corporation (the “Company”), set forth below are the responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter received by facsimile on September 1, 2009 (the “Comment Letter”), concerning the above-captioned Registration Statement on Form S-3 (the “Registration Statement”). For ease of reference, we have included the text of the Staff’s comments in bold-face type below, followed in each case by the response.

The Company is filing today, via EDGAR, Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended S-3”), together with this response letter. Under separate cover, we will send you five marked copies of the Amended S-3. In addition to the responses to the Staff’s comments, the Amended S-3 includes other changes that are intended to update the information contained in the Registration Statement.

Form S-3

Item 16. Exhibits, page II-2

1.	We note that The Bank of New York Mellon Trust Company, N.A. is successor trustee to the one originally named in your indenture. Please file a supplemental indenture or other document evidencing the appointment of the successor trustee pursuant to Section 9.10 of the indenture.

Response: The Bank of New York Mellon Trust Company, N.A. (“BoNY”) became the successor trustee under the Company’s Indenture dated as of April 2, 1999 (the “Indenture”), pursuant to a series of mergers and an acquisition of substantially all of the trust business of a predecessor trustee, each of which transactions was permitted without the need for any further action on the part of any of the parties to the Indenture by Section 9.11 of the Indenture. Accordingly, there are no supplemental indentures or other documents evidencing the appointment of a successor trustee pursuant to Section 9.10 of the Indenture.

Securities and Exchange Commission

Division of Corporation Finance

September 4, 2009

Exhibit 5.1 – Opinion of Jones Day

2.	Please have counsel revise its opinion in accordance with the following:

•	Clarify that the opinion relates to the issuance of up to $300,000,000 of securities.

Response: We have modified our opinion to clarify that the opinion relates to the issuance and sale of up to $300,000,000 in initial aggregate offering price of securities by the Company. The modified opinion is filed as Exhibit 5.1 to the Amended S-3.

•	Opine, if true, that the Rights will be legal, binding obligations of the company, and revise the second to last paragraph on page 2 accordingly.

Response: Pursuant to the phone conversations between Mr. Hagen Ganem of the Staff and Ms. Anna Marie Dempsey of our Firm, we respectfully clarify that the Rights included in the Registration Statement and covered by our legal opinion filed as Exhibit 5.1 to the Registration Statement will be issued under the Company’s Rights Agreement, date as of May 23, 2008 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as rights agent. The Rights Agreement embodies what is commonly referred to as a “shareholder rights plan.” In 2006, a group of attorneys proposed to the Staff the following language for Exhibit 5.1 opinions relating to shareholder rights plans:

“Subject to the foregoing, it is our opinion that, as of the date hereof, the Shares and the associated Rights have been duly authorized by all necessary corporate action on the part of the Company and, upon issuance, delivery and payment therefor in the manner contemplated by the [Merger Agreement] [Underwriting Agreement] and the Registration Statement, the Shares and associated Rights will be validly issued and the Shares will be fully paid and non-assessable.”

We understand that the Staff reviewed and approved this language at that time. Our opinion filed as Exhibit 5.1 to the Registration Statements stated “[w]hen issued in accordance with the Rights Agreement, dated as of May 23, 2008, between the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Agreement”), the Rights will be validly issued.” Because our opinion language is consistent with the formulation previously approved by the Staff, we respectfully request that the Staff reconsider this comment.

•	Opine, if true, that the Depositary Shares will be fully paid and non-assessable, in addition to legally issued.

Response: Pursuant to the phone conversations between Mr. Ganem and Ms. Dempsey, we respectfully clarify that the Depositary Shares registered by the Registration Statement would be issued by a depositary and would not be issued by the Company. Rather, the Company would issue shares of the Company’s Preferred Stock to the depositary. Following the Company’s deposit of the shares of its Preferred Stock with the depositary, the depositary would, in turn, cause the Depositary Shares to be issued to the investors in accordance with the terms of the deposit agreement between the depositary and the investors. Our opinion, filed as Exhibit 5.1 to the Registration Statement, stated that “[t]he shares of Preferred Stock, upon receipt by the Company of such lawful consideration therefor having a value not less than the par value thereof

Securities and Exchange Commission

Division of Corporation Finance

September 4, 2009

as the Company’s Board of Directors (or an authorized committee thereof) may determine, will be validly issued, fully paid and nonassessable.” Further, our opinion stated “[t]he Depositary Shares, upon receipt by the Company of such lawful consideration therefor as the Company’s Board of Directors (or an authorized committee thereof) may determine, will be validly issued, and the depositary receipts representing the Depositary Shares will entitle the holders thereof to the rights specified therein and in the deposit agreement pursuant to which they are issued.” The Depositary Shares would be issued pursuant to the terms of a deposit agreement. Accordingly, they are contractual in nature and not shares of capital stock. Accordingly, we believe that the opinions expressed in our opinion filed as Exhibit 5.1 to the Registration Statement are appropriate and respectfully request that the Staff reconsider this comment.

Exhibit 25.1 – Form T-1 Statement of Eligibility of the Trustee under the Indenture

Item 16. List of Exhibits

3.	Please file the following as exhibits to your trustee statement of eligibility:

•	The consent of the trustee, The Bank of New York Mellon Trust Company, N.A., in connection with the subject indenture as required by Section 321(b) of the Trust Indenture Act.

Response: The consent of BoNY is filed as Exhibit 6 to the Statement of Eligibility of the Trustee on Form T-1 (the “Form T-1”) filed as Exhibit 25.1 to the Amended S-3.

•

The latest report of financial condition of the trustee published pursuant to law or to the requirements of the supervising authority. See Item 16 of Form T-1 and Question 219.02 of the Trust Indenture Act Compliance and Disclosure Interpretations.

Response: The latest report of financial condition of BoNY, as provided by BoNY, is filed as Exhibit 7 to the Form T-1.

*        *        *        *        *

The Staff’s attention to the Registration Statement is greatly appreciated. If you have any questions regarding this filing, please do not hesitate to contact Anna Marie Dempsey of our Firm at (214) 969-3622 or the undersigned at (214) 969-3704.

Very truly yours,

/s/ Mark E. Betzen
Mark E. Betzen

Enclosures

Securities and Exchange Commission

Division of Corporation Finance

September 4, 2009

cc:	Hagen Ganem
SEC Division of Corporate Finance

Craig Slivka

SEC Division of Corporate Finance

Mark A. Fuchs

Louisiana-Pacific Corporation

Curtis M. Stevens

Louisiana-Pacific Corporation

Mark Tobin

Louisiana-Pacific Corporation

Anna Marie Dempsey

Jones Day